UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    X  Form 10-K      Form 20-F         Form 11-K       Form 10-Q
               ---            ---               ---             ---

                   Form N-SAR      Form N-CSR
               ---             ---

      For Period Ended:   October 31, 2004
      [    ]   Transition Report on Form 10-K
      [    ]   Transition Report on Form 20-F
      [    ]   Transition Report on Form 11-K
      [    ]   Transition Report on Form 10-Q
      [    ]   Transition Report on Form N-SAR
      For the Transition Period Ended:_________________________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

         CopyTele, Inc.
_______________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable
_______________________________________________________________________________
         900 Walt Whitman Road
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

         Melville, NY  11747
_______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

As previously disclosed, in connection with Registrant's audit of its financial statements for the fiscal year ended October 31, 2004, Registrant determined that a former accounting employee embezzled funds from it. In response, Registrant has taken a number of steps, including conducting an internal investigation, having an outside investigation conducted, and attempting to recover funds. These circumstances and actions prevented Registrant from completing the audit of its financial statements and its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. Registrant's Annual Report on Form 10-K is being filed contemporaneously with the filing of this Form 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Denis A. Krusos, Chairman of the Board and Chief Executive Officer
_______________________________________________________________________________
                           (Name)

      631                  549-5900
    ___________         __________________
    (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).  X   Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?        Yes     X   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

===============================================================================


                             CopyTele, Inc.
_______________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    January 18, 2005                        By:/s/ Denis A. Krusos
     _____________________________________          ___________________
                                                    Denis  A.  Krusos,
                                                    Chairman of the Board and
                                                    Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1.    This form is required by Rule  12b-25 (17 CFR  240.12b-25)  of
      the  General  Rules  and  Regulations   under  the  Securities
      Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).